PIMCO CORPORATE OPPORTUNITY FUND

AMENDMENT NO. 1 TO

THIRD AMENDED AND RESTATED BYLAWS

December 15, 2009

The following amendments to the Third Amended and Restated Bylaws, dated December 11, 2008 (the “Bylaws”), of PIMCO Corporate Opportunity Fund (the “Fund”) were duly adopted by resolution of a majority of the Trustees and a majority of the Continuing Trustees of the Fund at a meeting of the Trustees held on December 15, 2009.

1.	Amendment to Section 11.7(c) of the Bylaws. The first sentence of Section 11.7(c) of the Bylaws is hereby amended to read in its entirety as follows:

“(c)      Within twenty Business Days after the date of delivery of a Preferred Shares Basic Maintenance Report in accordance with Section 11.7(b) above relating to a Quarterly Valuation Date (except as described in the following sentence), the Independent Accountant will confirm in writing to the Auction Agent and Moody’s, (i) the mathematical accuracy of the calculations reflected in such Report, (ii) that, in such Report, the Trust correctly determined the assets of the Trust which constitute Moody’s Eligible Assets at such Quarterly Valuation Date in accordance with these Bylaws, (iii) that, in such Report, the Trust determined whether the Trust had, at such Quarterly Valuation Date in accordance with these Bylaws, Moody’s Eligible Assets with an aggregate Discounted Value at least equal to the Preferred Shares Basic Maintenance Amount, (iv) with respect to the S&P ratings on portfolio securities of the Trust, the issuer name, issue size and coupon rate, if any, listed in such Report, that the Independent Accountant has verified such information in reference to third-party information sources (such as Reuters or Bloomberg) and the Independent Accountant shall provide a listing in its letter of any differences, (v) with respect to the Moody’s ratings on portfolio securities of the Trust, the issuer name, issue size and coupon rate, if any, listed in such Report, that the Independent Accountant has verified such information in reference to third-party information sources (such as Reuters or Bloomberg) and the Independent Accountant shall provide a listing in its letter of any differences, and (vi) that the Independent Accountant has compared the prices in such Report to the prices in the applicable pricing appraisal report provided by the custodian of the Trust’s assets to the Trust for purposes of valuing securities in the Trust’s portfolio and verified that such information agrees (in the event such information does not agree, the Independent Accountant will provide a listing in its letter of such differences) (such confirmation is herein called the “Accountant’s Confirmation”). Notwithstanding the foregoing sentence, the Independent Accountant will provide the confirmation described in the foregoing sentence with respect to the Preferred Shares Basic Maintenance Reports delivered pursuant to the third sentence of Section 11.7(b) above only for such Preferred Shares Basic Maintenance Reports relating to the last fiscal quarter of each fiscal year.”

2.	Amendment to Section 11.7(d) of the Bylaws. The first sentence of Section 11.7(d) of the Bylaws is hereby amended to read in its entirety as follows:

“(d)      Within twenty Business Days after the date of delivery to the Auction Agent and Moody’s of a Preferred Shares Basic Maintenance Report in accordance with Section 11.7(b) above relating to the Preferred Shares Basic Maintenance Cure Date with respect to such failure, the Trust shall cause the Independent Accountant to provide to the Auction Agent and Moody’s an Accountant’s Confirmation as to such Preferred Shares Basic Maintenance Report.”

Any capitalized term used herein and not defined herein shall have the meaning assigned to it in the Bylaws.